Exhibit 99.79

IPA’s Human Anti-SARS-CoV-2 Therapeutic Antibodies Demonstrate Synergistic Neutralization

VICTORIA, BC, July 31, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE:TQB2), a provider of best-in-class therapeutic antibody capabilities, is pleased to announce that additional characterization of a subset of fully human, therapeutic antibodies, already shown to have potent neutralizing activity, are exhibiting enhanced neutralization upon combinatorial (dual antibody) testing.

Previously, IPA confirmed the identification of numerous therapeutic antibodies derived from multiple species (human, llama, Ligand’s humanized OmniRat, and wild-type rabbits) demonstrating potent, in vitro neutralizing activity. These functional antibodies were discovered using the Company’s DeepDisplay™ phage technology, B Cell Select™ and Single Step Hybridoma platforms. The functional antibodies discovered to date bind to multiple regions of the SARS-CoV-2 spike protein. The purpose of this update is to announce the Company’s most recent advancements regarding further characterization of the first subset of antibodies, namely, those discovered using the Company’s DeepDisplay™ phage technology that demonstrate binding to the SARS-CoV-2 spike Receptor Binding Domain. The Company has confirmed that a subset of six of these antibodies, falling into three different epitope bins, were analyzed in combination, and resulted in clear synergistic effects, meaning their activities are in fact enhanced in combination studies resulting in near complete neutralization of SARS-CoV-2 pseudovirus infection.

“As we characterize IPA’s approximately seventy-five functional lead candidates it is clear that our extensive program has generated therapeutics with broadly diverse profiles, providing substantial opportunities for multi-epitope targeted strategies,” stated Jennifer Bath, CEO of IPA. “After selecting approximately sixteen hundred antibodies with the most desirable binding profiles to various spike protein formats, we down-selected our leads based on very specific criteria, all of which are key in our ongoing determination of ideal candidates.”

As the Company continues to screen its repository of functional antibodies, it advances the identification of synergistic neutralizing antibody pairs, which they believe will set a new precedent in the on-going fight against COVID-19.

The Company continues to further analyze multiple, additional, subsets of antibodies, including neutralizing antibodies demonstrated to bind to the S1 and S2 domains of the SARS-CoV-2 spike protein. Furthermore, the Company has begun steps for the expression of the lead antibodies for pre-clinical and clinical manufacturing.

Jennifer Bath, Ph.D., Chief Executive Officer of ImmunoPrecise, has reviewed and approved the scientific disclosure of this news release.

The Company’s lead antibodies against COVID-19 (or SARS-CoV-2) have not yet been studied in human clinical trials and, as a result, IPA is not making any express or implied claims that its products have been proven to have the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery company utilizing species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:13e 31-JUL-20